Exhibit 1

FOR IMMEDIATE RELEASE	29 August 2013

| 2013 Interim Results

■	Billings up 5% at £22.7 billion
■	Reportable revenues up 7.1% to over £5.3 billion
■	Like-for-like revenue up 2.4%
■	Operating margin of 12.0% up 0.5 margin points and 0.5 margin points like-for-like
■	Headline profit before interest and tax £637 million up almost 12%
■	Headline profit before tax £524 million (over half a billion pounds sterling in first half for first time) up over 12%
■	Profit before tax £427 million up over 19%
■	Headline diluted earnings per share 28.4p up over 10%
■	Dividends per share 10.56p up 20%, a pay-out ratio of 37% versus 34% last year
■	Targeted dividend pay-out ratio lifted to 45% within two years from current 40%
■	Raising strategic targets for each of faster growing markets and new media sectors to 40-45% from 35-40% over the next five years
■	Including all of associates and investments, revenues total over $23 billion annually and people well over 170,000

Key figures

£ million	H1 2013		Δ reported[1]	Δ constant[2]	% revenues	H1 2012		% revenues
Revenue	5,327		7.1%	5.5%	-	4,972		-
Gross Margin	4,884		6.9%	5.3%	-	4,568		-
Headline EBITDA[3]	753		10.6%	8.5%	14.1%	682		13.7%
Headline PBIT[4]	637		11.8%	9.6%	12.0%	570		11.5%
EPS headline diluted[5]	28.4	p	10.1%	6.7%	-	25.8	p	-
Diluted EPS[6]	21.5	p	-0.5%	-4.7%	-	21.6	p	-
Dividends per share	10.56	p	20.0%	20.0%	-	8.80	p	-

First-half and Q2 highlights

■	Billings increased by 5.0% to £22.7bn
■

Revenue growth of 7.1%, with like-for-like growth of 2.4%, 3.1% growth from acquisitions and 1.6% from currency, reflecting a weaker £ sterling. Quarter two has seen significant improvement over the first quarter of the year

■

Constant currency growth in all regions and business segments, except public relations and public affairs, with Q2 improvement in the USA and the UK, partly offset by slower rates of growth in the faster growing markets and the mature markets of Western Continental Europe. Continuing double-digit growth from Latin America and Africa

[1]	Percentage change in reported sterling
[2]	Percentage change at constant currency rates
[3]	Headline earnings before interest, tax, depreciation and amortisation
[4]	Headline profit before interest and tax
[5]	Diluted earnings per share based on headline earnings
[6]	Diluted earnings per share based on reported earnings

■	Like-for-like gross margin growth in line with revenue growth at 2.4%, with data investment management (formerly consumer insight) and the United Kingdom growing faster than revenue
■	Headline EBITDA growth of 10.6% delivered through organic revenue growth and by 0.4 margin point improvement, with operating costs up 6.3%, rising less than revenues
■	Headline PBIT increase of 11.8% with PBIT margin rising by 0.5 margin points
■	Gross margin margins, probably a more accurate competitive comparator, also up 0.5 margin points to 13.0%
■	Headline diluted EPS up 10.1% driving a 20% higher interim ordinary dividend of 10.56p, in line with the Company’s previous objective of reaching a 40% pay-out ratio, in the medium term
■	Targeted dividend pay-out ratio raised to 45%, to be reached in two years
■

Average net debt increased by £205m (+7%) to £3.128bn compared to last year, at 2013 constant rates, an improvement over the first four months figure. The higher average net debt figure continues to reflect the timing of significant acquisition payments, largely offset by the conversion, at 30 June, of £390 million of the £450 million Convertible Bond, but with a significant improvement in working capital in July and onwards

■

Creative and effectiveness excellence recognised again in 2013 with the award of the Cannes Lion to WPP for the most creative Holding Company for the third successive year since its initiation, another to Ogilvy & Mather Worldwide for the second consecutive year as the most creative agency network and another to Ogilvy Brazil as the most creative agency. For the second consecutive year, WPP was awarded the EFFIE as the most effective Holding Company

■	Strategy implementation accelerated in a pre- and post-POG (Publicis Omnicom Group) world as sector targets for fast growth markets and new media raised from 35-40% to 40-45% over next five years

Current trading and outlook

■	July 2013 | Revenues up stronger than the first half at 5.0% like-for-like for the month, the highest monthly growth rate this year, with year-to-date like-for-like revenue growth of 2.8%
■

FY 2013 quarter 2 revised forecast | Slight increase in like-for-like revenue growth from the quarter 1 revised forecast, which was itself over 3%, with the second half and third quarter stronger than first half and headline operating margin target, as previously, of 15.3% up 0.5 margin points

■

Focus in 2013 | 1. Revenue growth from leading position in both faster growing geographic markets and digital, “horizontality”, premier parent company creative and effectiveness position, new business strength and strategically targeted acquisitions; 2. Continued emphasis on balancing revenue growth with headcount increases and improvement in staff costs/revenue ratio to enhance operating margins

■

Long-term targets reaffirmed | Above industry revenue growth due to geographically superior position in new markets and functional strength in new media and data investment management, including data analytics and application of new technology; improvement in staff cost/revenue ratio of 0.3 to 0.6 points p.a. depending on revenue and gross margin growth; operating margin expansion of 0.5 margin points or more; and PBIT growth of 10% to 15% p.a. from margin expansion and from strategically targeted small and medium-sized acquisitions

In this press release not all of the figures and ratios used are readily available from the unaudited interim results included in Appendix 1. Where required, details of how these have been arrived at are shown in the Appendices.

Review of group results

Revenues

Revenue analysis

£ million	2013	Δ reported	Δ constant[7]	Δ LFL[8]	acquisitions	2012
First quarter	2,532	5.9%	5.1%	2.1%	3.0%	2,392
Second quarter	2,795	8.3%	5.8%	2.7%	3.1%	2,580
First half	5,327	7.1%	5.5%	2.4%	3.1%	4,972

Billings were up 5.0% at £22.7 billion. Estimated net new business billings of £2.613 billion ($4.180 billion) were won in the first half of the year, compared with £2.475 billion in the first half of last year, placing the Group first in all leading net new business tables. The Group continues to benefit from consolidation trends in the industry, winning assignments from existing and new clients, including several very large industry-leading advertising, digital and media assignments, the full benefit of which will be seen in Group revenues later in 2013 and in 2014. Pitch results following recent pharmaceutical client consolidations have benefited the Group’s healthcare communications businesses significantly.

Reportable revenue was up 7.1% at £5.327 billion. Revenue on a constant currency basis was up 5.5% compared with last year, chiefly reflecting the weakness of the pound sterling against the US dollar, the euro and renminbi. As a number of our current competitors report in US dollars and in euros, appendices 2 and 3 show WPP’s interim results in reportable US dollars and euros respectively. This shows that US dollar reportable revenues were up 4.7% to $8.211 billion, which compares with the $7.036 billion of our closest current competitor and euro reportable revenues were up 3.4% to €6.255 billion, which compares with €3.351 billion of our nearest current European-based competitor.

On a like-for-like basis, which excludes the impact of acquisitions and currency, revenues were up 2.4% in the first half, with gross margin also up 2.4%. In the second quarter, like-for-like revenues were up 2.7%, a significant strengthening over the first quarter’s 2.1%, with gross margin up 2.8%, following 1.9% in the first quarter giving 2.4% for the first half. Client data continues to reflect increased advertising and promotional spending – with the former tending to grow faster than the latter, which from our point of view is more positive – across most of the Group’s major geographic and functional sectors. Quarter two saw a continuation of the strength of advertising spending in fast moving consumer goods, especially. Nonetheless, clients understandably continue to demand increased effectiveness and efficiency, i.e. better value for money. Although corporate balance sheets are much stronger than pre-Lehman and confidence is higher as a result, the Eurozone, Middle East, BRICs hard or soft landing and US deficit uncertainties still demand caution. The $2 trillion net cash lying virtually idle in those balance sheets, still seems destined to remain so, with companies unwilling to take excessive acquisition risk (except perhaps in our own industry) or expand capacity, particularly in mature markets.

Operating profitability

Headline EBITDA was up 10.6% to £753 million and up 8.5% in constant currencies. Headline operating profit was up 11.8% to £637 million from £570 million and up 9.6% in constant currencies. It should be noted that our profitability tends to be more skewed to the second half of the year compared with our competitors.

[7]	Percentage change at constant currency exchange rates
[8]	Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals

Headline operating margins were up 0.5 margin points to 12.0% compared to 11.5% in the first half of last year, in line with the Group’s full year margin target of a 0.5 margin point improvement. On a like-for-like basis, operating margins were also up 0.5 margin points.

Given the significance of data investment management revenues to the Group, with none of our direct parent company competitors significantly present in that sector, despite recent claims to the contrary, gross margin margins are a more meaningful measure of competitive comparative margin performance. This is because data investment management revenues include pass-through costs, principally for data collection, on which no margin is charged and with the growth of the internet, the process of data collection becomes more efficient. Headline gross margin margins were also up 0.5 margin points to 13.0%.

On a reported basis, operating margins, before all incentives9, were 14.4%, up 0.4 margin points, compared with 14.0% last year. The Group’s staff cost to revenue ratio, including incentives, decreased by 0.2 margin points to 60.9% compared with 61.1% in the first half of 2012. This reflected better staff cost to revenue ratio management through an improved balance in the growth of staff numbers and salary and related costs with revenue in the first half of 2013.

Operating costs

In the first half of 2013, reported operating costs10 rose by 6.5% and by 5.0% in constant currency, compared with reported revenue growth of 7.1% and constant currency growth of 5.5%. Reported staff costs excluding all incentives were flat at 58.5% of revenues and up slightly in constant currency. Incentive costs amounted to £127.9 million or 17.4% of headline operating profits before incentives and income from associates, compared to £127.4 million last year, or 19.0%, a slight increase of £0.5 million or 0.4%. Target incentive funding is set at 15% of operating profit before bonus and taxes, maximum at 20% and in some instances super-maximum at 25%. Variable staff costs were 6.9% of revenues, at the high end of historic ranges and, again, reflecting good staff cost management and flexibility in the cost structure.

On a like-for-like basis, the average number of people in the Group, excluding associates, was 116,073 in the first half of the year, compared to 116,461 in the same period last year, a decrease of 0.3%. On the same basis, the total number of people in the Group, excluding associates, at 30 June 2013 was 116,911 virtually flat with the 116,906 at 30 June 2012 and up only 434 or 0.4% on 116,477 at 1 January 2013, reflecting careful control of headcount increases. On the same basis both revenues and gross margin increased 2.4%.

Interest and taxes

Net finance costs (excluding the revaluation of financial instruments) were £113.3 million compared to £103.2 million in 2012, an increase of £10.1 million, reflecting higher levels of average net debt and lower interest earned on cash deposits.

The headline tax rate was 21.8% (2012 22.0%). The tax rate on reported profit before tax was 26.2% (2012 14.2%). In 2012 there was a significant deferred tax credit of £52 million (2013 £2 million) in relation to the amortisation of acquired intangible assets and other goodwill items, resulting in a lower reported tax rate.

[9]	Short and long-term incentives and the cost of share-based incentives
[10]	Includes direct costs, but excluding goodwill impairment, amortisation and impairment of acquired intangibles, investment gains and write-downs and gains on re-measurement of equity interests on acquisition of controlling interest

Earnings and dividend

Headline profit before tax was up 12.2% to £524 million from £467 million, over half a billion pounds sterling in the first half for the first time and up 9.7% in constant currencies.

Reported profit before tax rose by 19.4% to £427 million from £358 million, or up 16.4% in constant currency, principally reflecting lower revaluation of financial instruments than in 2012.

Excluding the significant tax credit of £52 million in relation to the amortisation of acquired intangibles and other goodwill items in the first half of 2012, profits attributable to share owners rose by 23.3%, to £278 million from £226 million. In the first half of 2013 the tax credit amounted to £2 million. Profits attributable to share owners rose by 1.1% to £281 million from £278 million, again reflecting the exceptional tax credit in 2012.

Diluted headline earnings per share rose by 10.1% to 28.4p from 25.8p. In constant currencies, earnings per share on the same basis rose by 6.7%. Diluted reported earnings per share were down 0.5% to 21.5p and down 4.7% in constant currencies, both reflecting the impact of the exceptional tax credit in 2012.

In the AGM statement in June 2011, the Board set an objective to increase the dividend pay-out ratio to approximately 40% over time, compared to the 2010 ratio of 31%. This was largely achieved in 2012, some eighteen months later and as outlined in the June 2013 AGM statement, the Board has given consideration to the merits of increasing the dividend pay-out ratio from its current level of approximately 40% to between 45% and 50%. Following that deliberation, the Board has decided to target an increase in the pay-out ratio to 45% over the next two years and, as a result, declares an increase of 20% in the interim dividend to 10.56p per share, compared with the 10.1% growth in diluted headline earnings per share. The dividend pay-out ratio for the first half is, therefore, 37%, reflecting the stronger weighting of the final dividend, against 34% last year. The record date for the interim dividend is 11 October 2013, payable on 11 November 2013.

Further details of WPP’s financial performance are provided in Appendices 1, 2 and 3.

Regional review

The pattern of revenue growth differed regionally. The tables below give details of revenue and revenue growth by region for the second quarter and first half of 2013, as well as the proportion of Group revenues and operating profit and operating margin by region;

Revenue analysis

£ million	Q2 2013	Δ reported	Δ constant[11]	Δ LFL[12]		% group	Q2 2012	% group
N. America	954	7.9%	4.9%	2.4%		34.2%	884	34.3%
United Kingdom	350	14.1%	14.1%	5.4%	*	12.5%	307	11.9%
W. Cont. Europe	667	6.9%	1.9%	-1.2%		23.8%	624	24.2%
AP, LA, AME, CEE[13]	824	7.7%	6.8%	5.2%		29.5%	765	29.6%
Total Group	2,795	8.3%	5.8%	2.7%		100.0%	2,580	100.0%

*	Gross margin like-for-like growth 7.1%

[11]	Percentage change at constant currency rates
[12]	Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals
[13]	Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe

£ million	H1 2013	Δ reported	Δ constant	Δ LFL	% group	H1 2012	% group
N. America	1,840	5.3%	2.9%	0.8%	34.5%	1,748	35.1%
United Kingdom	669	13.1%	13.1%	4.6%*	12.6%	591	11.9%
W. Cont. Europe	1,258	6.0%	2.3%	-1.0%	23.6%	1,187	23.9%
AP, LA, AME, CEE	1,560	7.9%	8.1%	6.4%	29.3%	1,446	29.1%
Total Group	5,327	7.1%	5.5%	2.4%	100.0%	4,972	100.0%
*Gross margin like-for-like growth 6.0% Operating profit analysis (Headline PBIT)
£ million	H1 2013	% margin	H1 2012	% margin
N. America	255	13.8%	239	13.7%
United Kingdom	85	12.7%	73	12.3%
W. Cont. Europe	100	7.9%	95	8.0%
AP, LA, AME, CEE	197	12.7%	163	11.2%
Total Group	637	12.0%	570	11.5%

North America revenue growth increased in the second quarter, with like-for-like growth of 2.4%, compared with -1.0% in the first quarter, following increased client spending in parts of the Group’s media investment management, data investment management and healthcare businesses.

United Kingdom revenue growth also improved over the first quarter and was the strongest region with like-for-like growth of 5.4% in the second quarter, compared with 3.7% in the first quarter. The Group’s advertising and media investment management, branding and identity, healthcare and direct, digital and interactive businesses showed particularly strong growth.

Western Continental Europe, which remains currently very challenged from a macro-economic point of view, showed it again in the second quarter, with constant currency revenues up 1.9% and down 1.2% like-for-like. Belgium, Germany, the Netherlands and Turkey showed strong growth in the second quarter but France, Spain, Portugal, Italy, Switzerland, Greece, Ireland, Norway, Sweden and Finland remain tough. In the first half, the region benefited from restructuring, however, it does feel that some markets, like Spain, are bottoming out, although still not repairing the social catastrophe of high unemployment levels, particularly amongst the younger age groups – we continue to see jobless growth recoveries particularly in mature markets.

Asia Pacific, Latin America, Africa & the Middle East and Central and Eastern Europe, although still showing strong overall growth, slowed in the second quarter, with constant currency revenues up 6.8% in the second quarter and up 5.2% like-for-like, lower than the first quarter like-for-like growth of 7.8%. This strong growth was driven principally by Latin America and the BRICs14 and Next 1115, parts of Asia Pacific and the CIVETS16 and the MIST17. Africa continued the strong growth seen in the first quarter, with like-for-like revenues up 11% in the second quarter, with particularly strong growth in South Africa, Ghana, Kenya, Nigeria and Egypt.

Latin America grew strongly in the second quarter, with like-for-like revenues up almost 9%, following over 12% in the first quarter. Growth in the BRICs was up 9% on a like-for-like basis in the second quarter, with Next 11 and CIVETS up well over 9% and up over 17% respectively on the

[14]	Brazil, Russia, India and China (accounting for over $1.1 billion revenues, including associates, in the first half)
[15]	Bangladesh, Egypt, Indonesia, South Korea, Mexico, Nigeria, Pakistan, Philippines, Vietnam and Turkey (the Group has no operations in Iran, accounting for over $380 million revenues, including associates, in the first half)
[16]	Colombia, Indonesia, Vietnam, Egypt, Turkey and South Africa (accounting for almost $440 million revenues, including associates, in the first half)
[17]	Mexico, Indonesia, South Korea and Turkey (accounting for over $290 million revenues, including associates, in the first half)

same basis. In Central and Eastern Europe, revenues were up almost 1% like-for-like in the second quarter, stronger than the first quarter, with above average growth in Russia, Romania and Kazakhstan, but with Hungary, the Slovak Republic and the Ukraine tougher.

In the first half of 2013, which is seasonally lower than the second half, 29.3% of the Group’s revenues came from Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe, similar to the first half of last year and compared with 29.1% in the first quarter. This is against the Group’s previous strategic objective of 35-40% in the next three to four years, now raised to 40-45% over the next five years.

Business sector review

The pattern of revenue growth also varied by communications services sector and operating brand. The tables below give details of revenue, revenue growth by communications services sector as well as the proportion of Group revenues for the second quarter and first half of 2013 and operating profit and operating margin by communications services sector;

Revenue analysis

£ million	Q2 2013	Δ reported	Δ constant	Δ LFL	% group	Q2 2012	% group
AMIM[18]	1,161	8.4%	5.9%	4.7%	41.5%	1,071	41.5%
Data Inv. Mgt.[19]	651	4.6%	2.1%	0.8%*	23.3%	622	24.1%
PR & PA20	236	1.0%	-1.8%	-3.1%	8.5%	234	9.1%
BI, HC & SC21	747	14.4%	11.9%	3.4%	26.7%	653	25.3%
Total Group	2,795	8.3%	5.8%	2.7%	100.0%	2,580	100.0%

* Gross margin like-for-like growth 2.4%

£ million	H1 2013	Δ reported	Δ constant	Δ LFL	% group	H1 2012	% group
AMIM	2,193	7.2%	5.7%	4.3%	41.2%	2,044	41.1%
Data Inv. Mgt.	1,238	3.9%	2.3%	0.9%*	23.2%	1,191	24.0%
PR & PA	458	-0.2%	-2.2%	-3.6%	8.6%	459	9.2%
BI, HC & SC	1,438	12.6%	11.0%	2.9%	27.0%	1,278	25.7%
Total Group	5,327	7.1%	5.5%	2.4%	100.0%	4,972	100.0%

* Gross margin like-for-like growth 1.7%
Operating profit analysis (PBIT)
£ million	H1 2013	% margin	H1 2012	% margin
AMIM	315	14.4%	283	13.9%
Data Inv. Mgt.	93	7.5%	84	7.0%
PR & PA	60	13.0%	62	13.5%
BI, HC & SC	169	11.8%	141	11.0%
Total Group	637	12.0%	570	11.5%

Advertising and Media Investment Management

As in the first quarter, advertising and media investment management remains the strongest performing sector. Constant currency revenues grew by 5.9% in the second quarter, compared with 5.4% in the first quarter, with like-for-like growth of 4.7%, an increase over the first quarter like-for-like growth of 3.9%. Growth in the Group’s advertising businesses was slower than the

[18]	Advertising, Media Investment Management
[19]	Data Investment Management (formerly Consumer Insight)
[20]	Public Relations & Public Affairs
[21]	Branding and Identity, Healthcare and Specialist Communications

first quarter, with media investment management considerably stronger, posting double digit growth in the second quarter. Of the Group’s advertising networks, as in the first quarter, Y&R and Grey in particular, continued their strong performance, especially in North America. Growth in the Group’s media investment management businesses was consistently strong throughout 2011 and 2012 and this has continued into the first half of 2013, with constant currency revenues up over 9% for the first half and like-for-like growth up over 8%.

The Group gained a total of £2.613 billion ($4.180 billion) in net new business wins (including all losses and excluding retentions) in the first half, compared to £2.475 billion ($3.960 billion) in the same period last year. Of this, JWT, Ogilvy & Mather Worldwide, Y&R, Grey and United generated net new business billings of £897 million ($1.436 billion). Also, out of the Group total, GroupM, the Group’s media investment management company (which includes Mindshare, MEC, MediaCom, Maxus, GroupM Search and Xaxis), together with tenthavenue, generated net new business billings of £1.372 billion ($2.195 billion). This new business performance ranks top of the class in all new business surveys in the first half.

Reported operating margins improved 0.5 margin points to 14.4% in the first half, as revenue and cost growth continued to be well balanced.

Data Investment Management

On a constant currency basis, data investment management revenues grew 2.1% in the second quarter, very similar to the first quarter, with like-for-like revenues up 0.8% compared with 1.0% in the first quarter. However, gross margin, probably a more accurate measure of top-line performance was up strongly in quarter two with constant currency gross margin up 3.8% and up 2.4% like-for-like. This compares with 2.3% and 0.9% respectively in the first quarter. As in the first quarter, all regions except the United Kingdom and Western Continental Europe grew in the second quarter with a significant improvement in North America, with like-for-like revenues up almost 5% in the second quarter. The faster growing markets of Asia Pacific, Latin America, Africa and the Middle East maintained their strong growth seen in the first quarter, although slightly slower, with like-for-like revenues up over 7%. In the USA, the custom research business in TNS and Millward Brown, together with call centre operations, performed particularly well. Reported operating margins improved 0.5 margin points to 7.5%, partly reflecting the improved performance in North America, the faster growing markets and a minor impact of restructuring.

Public Relations and Public Affairs

In constant currencies, public relations and public affairs revenues were down 1.8% in the second quarter, with like-for-like down 3.1%, reflecting some relative improvement compared with the first quarter, where constant currency revenues were down 2.7% and like-for-like down 4.1%—although the sector reflected continuing client examination of discretionary spending, particularly in mature markets. There was some improvement in the United States, Western Continental Europe, Africa & the Middle East and Asia Pacific, but the United Kingdom was slower. Reported operating margins fell 0.5 margin points to 13.0%, but H+K Strategies, Cohn & Wolfe, Penn Schoen & Berland and RLM Finsbury showed improving margins in the first half.

Branding and Identity, Healthcare and Specialist Communications

At the Group’s branding and identity, healthcare and specialist communications businesses (including direct, digital and interactive) constant currency revenues grew strongly at 11.9% in the second quarter, with like-for-like growth of 3.4%, an improving trend compared with the first quarter. On a like-for-like basis the Group’s branding & identity, healthcare and direct, digital and interactive businesses all showed stronger growth than the first quarter. In the Group’s healthcare businesses in the United States, revenues were up over 12% in the second quarter, following a significant number of recent “Team” account wins. Reported operating margins showed strong growth, up 0.8 margin points to 11.8% in the first half.

Associates, Investments, People, Countries, Clients, “Horizontality”

Including 100% of associates and investments, the Group has annual revenues of over $23 billion and well over 170,000 full-time people in over 3,000 offices in 110 countries. The Group, therefore, has adequate access to an unparalleled breadth and depth of marketing communications resources. It services 340 of the Fortune Global 500 companies, all 30 of the Dow Jones 30, 65 of the NASDAQ 100, 30 of the Fortune e-50 and 685 national or multi-national clients in three or more disciplines. 427 clients are served in four disciplines and these clients account for well over 56% of Group revenues. This reflects the increasing opportunities for co-ordination between activities, both nationally and internationally. The Group also works with 344 clients in 6 or more countries. The Group estimates that well over a third of new assignments in the first half of the year were generated through the joint development of opportunities by two or more Group companies. “Horizontality” is clearly becoming an increasingly important part of client strategies, particularly as they continue to invest in brand in slower-growth markets and both capacity and brand in faster-growth markets.

Cash flow highlights

In the first half of 2013, operating profit was £514 million (above half a billion pounds sterling for the first time), depreciation, amortisation and impairment £211 million, non-cash share-based incentive charges £50 million, net interest paid £121 million, tax paid £130 million, capital expenditure £151 million and other net cash inflows £19 million. Free cash flow available for working capital requirements, debt repayment, acquisitions, share re-purchases and dividends was, therefore, £392 million.

This free cash flow was absorbed partly by £98 million in net cash acquisition payments and investments (of which £7 million was for earnout payments with the balance of £91 million for investments and new acquisitions payments) and £133 million in share re-purchases, a total outflow of £231 million. This resulted in a net cash inflow of £161 million, before any changes in working capital.

A summary of the Group’s unaudited cash flow statement and notes as at 30 June 2013 is provided in Appendix 1.

Acquisitions

In line with the Group’s strategic focus on new markets, new media and data investment management, the Group completed 26 transactions in the first half; 17 acquisitions and investments were in new markets (of which 13 were in new media), 7 in data investment management, including data analytics and the application of technology, with the balance of 2 driven by individual client or agency needs.

Specifically, in the first six months of 2013, acquisitions and increased equity stakes have been completed in advertising and media investment management in Canada, Colombia, China, Hong Kong, Indonesia, Myanmar, Philippines and Thailand; in data investment management in the United States, Brazil and Myanmar; in public relations and public affairs in the United States, China and Hong Kong; in direct, digital and interactive in the United States, the United Kingdom, France, South Africa, Turkey, Argentina, Brazil, Colombia, Uruguay and Australia.

A further 13 acquisitions and investments were made in July and August in advertising and media investment management in the Czech Republic, South Africa and South Korea; in data investment management in the United States, the United Kingdom, Brazil, Bangladesh and South Korea; in branding & identity in the United Kingdom; in direct, digital and interactive in the United States and Argentina.

Balance sheet highlights

Average net debt in the first six months of 2013 was £3.128 billion, compared to £2.923 billion in 2012, at 2013 exchange rates. This represents an increase of £205 million, an underlying improvement over the first four months figures. The higher average net debt figure continues to reflect the timing of significant acquisition payments, largely offset by the conversion of £390 million of the £450 million Convertible Bond. On 30 June 2013 net debt was £2.717 billion, against £2.861 billion on 30 June 2012, a decrease of £144 million and £208 million in constant currencies. The lower net debt figure reflects increased spend on acquisitions and higher dividends, more than offset by the relative improvement in working capital and the conversion of the 2014 Convertible Bond. There has been a significant improvement in the relative net debt position in July and beyond. By 31 July 2013, net debt was £2.955 billion, as compared with £3.714 billion on 31 July 2012. This decrease of £759 million and £850 million in constant currencies reflected the conversion of £390 million of the £450 million Convertible Bond, combined with improving trends in working capital management.

Your Board continues to examine the allocation of its EBITDA (of £1.8 billion or over $2.8 billion for the preceding twelve months) and substantial free cash flow (of over £1.1 billion or approximately $1.7 billion per annum, also for the previous twelve months), to enhance share owner value. The Group’s current market value of £15.7 billion implies an EBITDA multiple of 8.6 times, on the basis of the trailing 12 months EBITDA to 30 June 2013. Including net debt at 30 June of £2.717 billion, the Group’s enterprise value to EBITDA multiple is 10.1 times. The Group’s free cash flow multiple is 14.2 times for the same period.

During May and June 2013 the majority of holders of the company’s £450 million Convertible Bond maturing in June 2014 exercised their right to convert early, in order to receive the benefit of the upcoming dividend, and as a result, at 30 June, £390 million of convertible debt had been exchanged for 66.3 million shares, reducing the company’s net debt by this amount. This has no impact on the projected fully diluted EPS as both the interest saving from the conversion and the dilution from the new shares are included in such calculations.

A summary of the Group’s unaudited balance sheet and notes as at 30 June 2013 is provided in Appendix 1.

Return of funds to share owners

Following the decision to increase the dividend pay-out ratio of approximately 40% to 45% over the next two years and the strong first-half results, your Board raised the interim dividend by 20%, a pay-out ratio in the first half of 37%. This reflects the relative absolute size and weighting of the final dividend.

During the first six months of 2013, 12.6 million shares, or 1.0% of the issued share capital, were purchased at a cost of £133 million and an average price of £10.58 per share.

Current trading

July revenues were up 5% like-for-like, the highest monthly growth so far this year and showed a similar pattern to the second quarter, although the USA, Western Continental Europe, Central and Eastern Europe and Africa were ahead of the second quarter growth rates with the UK, Asia Pacific and Latin America slightly below. Cumulative like-for-like revenue growth for the first seven months of 2013 is now 2.8%. The Group’s quarter 2 revised forecasts, having been reviewed at the parent company level in the first half of August, indicate full year like-for-like revenue growth of over 3%, slightly ahead of the budget and the quarter 1 revised forecast and with a stronger third quarter and second half than the first half.

Outlook

Macroeconomic and industry context

Following the Group’s record year in 2012, 2013 started reasonably well with a fair first quarter, a stronger second quarter and July year-to-date like-for-like growth of 2.8%. All geographies and sectors, except public relations and public affairs, grew. There has been some slowing of revenue growth rates in the faster growing markets of Asia Pacific, Latin America, Africa & the Middle East and Central and Eastern Europe, but this was more than compensated by a significant improvement in the revenue growth rates in the mature markets of North America and the United Kingdom in the second quarter. Despite the improvement in the second quarter, our operating companies remain cautious and hire only in response to any geographic, functional and client shifts in revenues, with headcount at the end of June 2013 up just 0.4% from the beginning of the year, on a like-for-like basis. Revenue and operating profit are above budget, the quarter 1 revised forecast and last year. The increase in reported margin is in line with the Group’s full year margin target of 0.5 margin points improvement.

Continuing concerns globally about the grey swans, including the Eurozone crisis, the Middle East, a Chinese or BRICs hard or soft landing and, perhaps, most importantly, dealing with the US deficit, a record $16 trillion of debt and the consequent sequester, continue to make clients reluctant to take further risks, despite record profitability and stronger balance sheets. Clients remain focused on a strategy of adding capacity and brand building in both fast growth geographic markets and functional markets like media and digital, whilst containing or reducing capacity in the slow growth markets, like Western Continental Europe and traditionally-produced newspapers and magazines. Free-to-air television is also coming under some pressure, initially in the United States as audience ratings fall, particularly amongst younger age groups. This change in media consumption habits is being driven by alternative screen consumption on tablets and smart phones (and exacerbated, perhaps, by inadequate measurement) and by alternative distribution channels through the internet. Concerns are also starting to build about what may happen to financial and real markets when loose monetary policy, quantitative easing, for example, in the USA, UK and Japan is reversed and interest rates start to rise, as they must do at some point in time, although recent pronouncements from Mark Carney, Governor of the Bank of England, may keep interest rates at their current levels in the United Kingdom for three or four more years. The crucial question seems to be the speed at which quantitative easing will be withdrawn. All in all, there are enough uncertainties for clients to remain cautious and the focus remains, perhaps unwisely, on cost reduction, rather than revenue stimulation and on liquidity, which explains the recent unrealistic requests for extended payment terms. Procurement and finance are becoming increasingly powerful in corporate structures. Paradoxically, concerns about inflation in both the United States and United Kingdom may give our clients and ourselves a little more pricing power wiggle room and a renewed focus on top-line growth.

The pattern of 2013 looks similar to 2012 and equally demanding, perhaps with slightly increased client confidence balancing the lack of maxi- or mini-quadrennial events. Forecasts of worldwide real GDP growth still hover around 3%, with inflation of 2% giving nominal GDP growth of 5%. Advertising as a proportion of GDP should at least remain constant overall, although it is still at relatively depressed historical levels, particularly in mature markets, post-Lehman and advertising should, as a result, grow at least at a similar rate to nominal GDP. The three maxi-quadrennial events of 2012, the UEFA Football Championships in Central and Eastern Europe, the Summer Olympics and Paralympics in London and last, but not least, the US Presidential Elections in November did underpin industry growth but not, perhaps, as much as was thought, with client money being switched from existing budgets, particularly in the cases of the UEFA Championships and Olympics. Both consumers and corporates are likely to remain cautious and risk averse, but corporates should continue to invest in capacity and brands in fast growth markets, and in slow growth markets invest in brands to maintain market share, as they squeeze capacity.

2014 looks a better prospect, however, with the World Cup in Brazil, the Winter Olympics in Sochi and, would you believe, another United States election–the mid-term Congressionals. The first two events will continue to reposition Brazil and Latin America and Russia and Central and Eastern Europe in the World’s mind, just like the Beijing Olympics did for China and Asia and the World Cup did for South Africa and the Continent of Africa–and, possibly, London 2012 did for the UK. Early forecasts of worldwide real GDP growth for 2014 are around 4%, with a slower rate of inflation giving nominal forecasts of 5.5%. If advertising remains at the same percentage of GDP, which looks at least likely, the prospects for the communications services industry are set fair.

In addition, it is particularly pleasing to report that further progress was made in Cannes this year by the award, for the third consecutive year since its inception, of the Cannes Lion for the most creative Holding Company and another to Ogilvy & Mather Worldwide for the second consecutive year as the most creative agency network. Ogilvy Brazil capped these achievements by being awarded a third 2013 Lion for Agency of the Year. Furthermore, record effectiveness was added to record creativity, as WPP won the Holding Company EFFIE for effectiveness for the second time in a row. Rumour has it that POG may have even been formed to try and topple this dominance.

Financial guidance

For 2013, reflecting the first half revenue growth and quarter 2 revised forecasts, which indicate:

■	Like-for-like revenue and gross margin growth of over 3.0%
■	Target operating margin improvement of 0.5 margin points in line with full year margin target

For the remainder of 2013, our prime focus will be on meeting our margin objectives by balancing revenue growth and operating costs and by increasing our cost flexibility. In addition to managing absolute levels of cost, the initiatives taken by the parent company in the areas of human resources, property, procurement, information technology and practice development continue to improve the flexibility of the Group’s cost base. Flexible staff costs (incentives, freelancers and consultants) have returned to historical highs of around 7% of revenues in a full year and continue to position the Group well for the balance of 2013 and 2014.

At the same time, we still intend to grow faster than the industry average, but without sacrificing operating margin or operating margin expansion. Following our growth by acquisition, there are also significant back-office finance systems and infrastructure economies to be gained through process simplification, off-shoring and outsourcing, which should add over one margin point in achieving the targeted operating margins over the next five years and improving working capital. The Group continues to also improve co-operation and co-ordination among its operating companies in order to add value to our clients’ businesses and our people’s careers, an objective which has been specifically built into short-term incentive plans. “Horizontality” has been accelerated by the appointment of client leaders for 38 global clients, accounting for well over one third of rolling twelve months revenues of over $17 billion, and country managers in twelve test markets and regions. The focus continues on the “horizontal practice areas” of media investment management, healthcare, sustainability, government, new technologies, new markets, retailing, shopper marketing, internal communications, financial services and media and entertainment. The Group continues to lead the industry, in co-ordinating talent geographically and functionally through parent company initiatives and winning Group pitches. The continued success of this approach has been further demonstrated by the winning of many major “Team” assignments in the last few months.

A Post-POG world, regulators permitting

Before summing up, it would be reasonable to expect some comment on a recent big, bold, surprising, move in our industry. Whilst we have consistently predicted further consolidation in our industry, it is true to say that the scale of the latest move caught us by surprise, at least before 18 July, although whether such a move, if implemented, proves to be successful remains to be seen. It runs counter to the strategies and cultures of both parties. Its structure and organisation is clunky. Potential client and, even more importantly, people conflicts are considerable, exacerbated by a lack of pre-announcement consultation. And, finally, the regulatory and corporate governance issues are significant. If that was not enough, we have consistently said that with the exception of media buying there are diseconomies of scale in creative industries, that have to be managed carefully.

All in all, we believe a post-POG world presents us and other competitors, as a result, with enhanced opportunities and is at worst neutral and at best highly positive, resulting in further consolidation and concentration.

In a more constructive vein, what does it mean for our strategy? Simply—more and faster. It just underlines how important it is for us to deliver focused client benefits in fast growing markets, in new media, in data investment management and the application of technology and in horizontality. To underline the importance of these strategies and their client centricity, we are raising each of our fast growth market and new media sector targets from 35-40% of total revenues to 40-45% each, over the next five years i.e. by 2018. Again, a reinforcement of the same strategy, but more and faster, as we have already started to implement.

In summary

In the future, our business is structurally well positioned to compete successfully and to deliver on our long-term targets:

■	Revenue growth greater than the industry average
■	Annual improvement in gross margin or staff-cost-to-revenue ratio of +0.3 to +0.6 points
■	Annual PBIT growth of +10% to +15% p.a. delivering margin expansion of +0.5 to +1.0 points

For further information:

Sir Martin Sorrell	}
Paul Richardson	}
Chris Sweetland	}	+44 20 7408 2204
Feona McEwan	}
Chris Wade	}

Kevin McCormack	}
Fran Butera	}	+1 212 632 2235

www.wppinvestor.com

This announcement has been filed at the Company Announcements Office of the London Stock Exchange and is being distributed to all owners of Ordinary shares and American Depository Receipts. Copies are available to the public at the Company’s registered office.

The following cautionary statement is included for safe harbour purposes in connection with the Private Securities Litigation Reform Act of 1995 introduced in the United States of America. This announcement may contain forward-looking statements within the meaning of the US federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the Company’s independent auditors. For further information on factors which could impact the Company and the statements contained herein, please refer to public filings by the Company with the Securities and Exchange Commission. The statements in this announcement should be considered in light of these risks and uncertainties.

Appendix 1: Interim results for the six months ended 30 June 2013	15

Unaudited condensed consolidated interim income statement for the six months ended 30 June 2013

£ million	Notes	Six months ended 30 June 2013		Six months ended 30 June 2012		+/(-)%	Constant Currency[1] +/(-)%	Year ended 31 December 2012
Billings		22,735.9		21,650.6		5.0	3.3	44,405.3

Revenue	6	5,326.7		4,971.6		7.1	5.5	10,373.1
Direct costs		(442.4)		(403.8)		(9.6)	(7.5)	(858.3)
Gross profit		4,884.3		4,567.8		6.9	5.3	9,514.8
Operating costs	4	(4,370.5)		(4,112.4)		(6.3)	(4.8)	(8,273.7)
Operating profit		513.8		455.4		12.8	10.0	1,241.1
Share of results of associates	4	27.6		28.0		(1.4)	0.6	69.4
Profit before interest and taxation		541.4		483.4		12.0	9.5	1,310.5
Finance income	5	25.0		27.9		(10.4)	(18.5)	55.9
Finance costs	5	(138.3)		(131.1)		(5.5)	(3.7)	(269.8)
Revaluation of financial instruments	5	(1.0)		(22.5)		-	-	(4.7)
Profit before taxation		427.1		357.7		19.4	16.4	1,091.9
Taxation	7	(111.7)		(50.9)		(119.4)	(126.5)	(197.2)
Profit for the period		315.4		306.8		2.8	(1.4)	894.7

Attributable to:
Equity holders of the parent		280.9		277.8		1.1	(3.5)	822.7
Non-controlling interests		34.5		29.0		(19.0)	(18.6)	72.0
		315.4		306.8		2.8	(1.4)	894.7

Headline PBIT	6,19	637.0		570.0		11.8	9.6	1,531.0
Headline PBIT margin	6,19	12.0%		11.5%				14.8%
Headline PBT	19	523.7		466.8		12.2	9.7	1,317.1

Earnings per share[2]
Basic earnings per ordinary share	9	22.3	p	22.3	p	-	(4.8)	66.2p
Diluted earnings per ordinary share	9	21.5	p	21.6	p	(0.5)	(4.7)	62.8p

1 The basis for calculating the constant currency percentage changes shown above and in the notes to this appendix are described in the glossary attached to this appendix.

2 The calculations of the Group’s earnings per share and headline earnings per share are set out in note 9.

Unaudited condensed consolidated interim statement of comprehensive income for the six months ended 30 June 2013

£ million	Six months ended 30 June 2013	Six months ended 30 June 2012	Year ended 31 December 2012
Profit for the period	315.4	306.8	894.7
Items that may be reclassified subsequently to profit or loss:
Exchange adjustments on foreign currency net investments	296.9	(165.8)	(305.2)
Gain/(loss) on revaluation of available for sale investments	5.5	25.7	(3.5)
	302.4	(140.1)	(308.7)
Items that will not be reclassified subsequently to profit or loss:
Actuarial loss on defined benefit pension plans	-	-	(83.9)
Deferred tax on defined benefit pension plans	-	-	7.3
	-	-	(76.6)
Other comprehensive income/(loss) relating to the period	302.4	(140.1)	(385.3)
Total comprehensive income relating to the period	617.8	166.7	509.4

Attributable to:
Equity holders of the parent	578.9	139.7	444.2
Non-controlling interests	38.9	27.0	65.2
	617.8	166.7	509.4

Unaudited condensed consolidated interim cash flow statement for the six months ended 30 June 2013

£ million	Notes	Six months ended 30 June 2013	Six months ended 30 June 2012	Year ended 31 December 2012
Net cash inflow/(outflow) from operating activities	10	175.2	(136.5)	908.3
Investing activities
Acquisitions and disposals	10	(93.8)	(136.9)	(566.5)
Purchase of property, plant and equipment		(128.4)	(97.2)	(290.3)
Purchase of other intangible assets (including capitalised computer software)		(22.2)	(19.0)	(39.8)
Proceeds on disposal of property, plant and equipment		3.5	5.3	123.5
Net cash outflow from investing activities		(240.9)	(247.8)	(773.1)
Financing activities
Share option proceeds		16.7	37.4	56.0
Cash consideration for non-controlling interests	10	(4.7)	(3.3)	(20.1)
Share repurchases and buybacks	10	(133.1)	(66.2)	(134.5)
Net increase in borrowings	10	-	7.6	380.5
Financing and share issue costs		(1.2)	(0.4)	(8.2)
Equity dividends paid		-	-	(306.6)
Dividends paid to non-controlling interests in subsidiary undertakings		(24.4)	(24.8)	(51.9)
Net cash outflow from financing activities		(146.7)	(49.7)	(84.8)
Net (decrease)/increase in cash and cash equivalents		(212.4)	(434.0)	50.4
Translation differences		111.7	(22.5)	(119.3)
Cash and cash equivalents at beginning of period		1,359.3	1,428.2	1,428.2
Cash and cash equivalents at end of period	10	1,258.6	971.7	1,359.3

Reconciliation of net cash flow to movement in net debt:
Net (decrease)/increase in cash and cash equivalents		(212.4)	(434.0)	50.4
Cash outflow/(inflow) from decrease/(increase) in debt financing		1.2	(7.3)	(372.5)
Debt acquired		-	-	(20.0)
Conversion of bond to equity		390.0	-	-
Other movements		5.6	(0.1)	3.4
Translation differences		(80.3)	44.9	(17.7)
Movement of net debt in the period		104.1	(396.5)	(356.4)
Net debt at beginning of period		(2,821.2)	(2,464.8)	(2,464.8)
Net debt at end of period	11	(2,717.1)	(2,861.3)	(2,821.2)

Unaudited condensed consolidated interim balance sheet as at 30 June 2013

£ million	Notes	30 June 2013	30 June 2012	31 December 2012
Non-current assets
Intangible assets:
Goodwill	12	9,938.2	9,385.8	9,457.2
Other	13	1,843.9	1,767.5	1,827.4
Property, plant and equipment		821.0	717.2	768.3
Interests in associates and joint ventures		886.6	838.7	887.2
Other investments		209.8	212.8	176.5
Deferred tax assets		91.3	84.9	91.2
Trade and other receivables	14	210.9	331.9	245.1
		14,001.7	13,338.8	13,452.9
Current assets
Inventory and work in progress		336.9	410.4	348.2
Corporate income tax recoverable		128.8	82.0	124.2
Trade and other receivables	14	9,495.1	8,533.7	9,007.0
Cash and short-term deposits		1,425.3	1,350.6	1,945.3
		11,386.1	10,376.7	11,424.7
Current liabilities
Trade and other payables	15	(11,001.0)	(10,265.6)	(10,907.8)
Corporate income tax payable		(64.4)	(66.2)	(102.9)
Bank overdrafts and loans		(994.2)	(397.8)	(1,085.9)
		(12,059.6)	(10,729.6)	(12,096.6)
Net current liabilities		(673.5)	(352.9)	(671.9)
Total assets less current liabilities		13,328.2	12,985.9	12,781.0

Non-current liabilities
Bonds and bank loans		(3,148.2)	(3,814.1)	(3,680.6)
Trade and other payables	16	(553.5)	(638.4)	(512.0)
Corporate income tax payable		(402.3)	(383.2)	(375.3)
Deferred tax liabilities		(709.3)	(671.3)	(680.3)
Provisions for post-employment benefits		(354.1)	(277.4)	(335.6)
Provisions for liabilities and charges		(151.0)	(144.8)	(136.6)
		(5,318.4)	(5,929.2)	(5,720.4)
Net assets		8,009.8	7,056.7	7,060.6
Equity
Called-up share capital	17	133.4	126.7	126.5
Share premium account		399.7	142.4	175.9
Shares to be issued		1.7	2.2	1.8
Other reserves		898.8	(4,336.1)	(4,513.0)
Own shares		(215.7)	(173.1)	(166.5)
Retained earnings		6,525.6	11,058.8	11,186.3
Equity share owners’ funds		7,743.5	6,820.9	6,811.0
Non-controlling interests		266.3	235.8	249.6
Total equity		8,009.8	7,056.7	7,060.6

Unaudited condensed consolidated interim statement of changes in equity for the six months ended 30 June 2013

£ million	Called-up share capital	Share premium account	Shares to be issued	Other reserves	Own shares	Retained earnings	Total equity share owners’ funds	Non- controlling interests	Total
Balance at 1 January 2013	126.5	175.9	1.8	(4,513.0)	(166.5)	11,186.3	6,811.0	249.6	7,060.6
Reclassification due to Group reconstruction[1]	-	(176.0)	-	5,133.7	-	(4,957.7)	-	-	-
Ordinary shares issued	0.3	16.4	(0.1)	0.1	-	-	16.7	-	16.7
Shares issued on conversion of bond	6.6	383.4	-	-	-	-	390.0	-	390.0
Reclassification of convertible bond	-	-	-	(38.6)	-	31.0	(7.6)	-	(7.6)
Treasury share additions	-	-	-	-	(17.6)	-	(17.6)	-	(17.6)
Treasury share allocations	-	-	-	-	3.2	(3.2)	-	-	-
Exchange adjustments on foreign currency net investments	-	-	-	292.5	-	-	292.5	4.4	296.9
Net profit for the period	-	-	-	-	-	280.9	280.9	34.5	315.4
Dividends paid	-	-	-	-	-	-	-	(24.4)	(24.4)
Non-cash share-based incentive plans (including stock options)	-	-	-	-	-	50.1	50.1	-	50.1
Tax adjustment on share-based payments	-	-	-	-	-	23.5	23.5	-	23.5
Net movement in own shares held by ESOP Trusts	-	-	-	-	(34.8)	(80.7)	(115.5)	-	(115.5)
Gain on revaluation of available for sale investments	-	-	-	5.5	-	-	5.5	-	5.5
Recognition/remeasurement of financial instruments	-	-	-	0.3	-	(2.5)	(2.2)	-	(2.2)
Share purchases - close period commitments	-	-	-	18.3	-	-	18.3	-	18.3
Acquisition of subsidiaries[2]	-	-	-	-	-	(2.1)	(2.1)	2.2	0.1
Balance at 30 June 2013	133.4	399.7	1.7	898.8	(215.7)	6,525.6	7,743.5	266.3	8,009.8

Total comprehensive income relating to the period ended 30 June 2013 was £617.8 million (period ended 30 June 2012: £166.7 million; year ended 31 December 2012: £509.4 million).

1 On 2 January 2013, pursuant to a scheme of arrangement under Article 125 of the Companies (Jersey) Law 1991, a new parent company was introduced. Upon implementation, the Group’s share premium account and merger reserve (included in other reserves) have been transferred to retained earnings.

2 Acquisition of subsidiaries represents movements in retained earnings and non-controlling interests arising from increases in ownership of existing subsidiaries and recognition of non-controlling interests on new acquisitions.

Unaudited condensed consolidated interim statement of changes in equity for the six months ended 30 June 2013 (continued)

£ million	Called-up share capital	Share premium account	Shares to be issued	Other reserves	Own shares	Retained earnings	Total equity share owners’ funds	Non-controlling interests	Total
Balance at 1 January 2012	126.6	105.7	2.4	(4,197.3)	(177.6)	10,803.5	6,663.3	231.0	6,894.3
Ordinary shares issued	0.7	36.7	(0.2)	0.1	-	-	37.3	-	37.3
Share cancellations	(0.6)	-	-	0.6	-	(45.9)	(45.9)	-	(45.9)
Treasury share allocations	-	-	-	-	1.0	(1.0)	-	-	-
Exchange adjustments on foreign currency net investments	-	-	-	(163.8)	-	-	(163.8)	(2.0)	(165.8)
Net profit for the period	-	-	-	-	-	277.8	277.8	29.0	306.8
Dividends paid	-	-	-	-	-	-	-	(24.8)	(24.8)
Non-cash share-based incentive plans (including stock options)	-	-	-	-	-	43.5	43.5	-	43.5
Tax adjustment on share-based payments	-	-	-	-	-	8.9	8.9	-	8.9
Net movement in own shares held by ESOP Trusts	-	-	-	-	3.5	(23.8)	(20.3)	-	(20.3)
Gain on revaluation of available for sale investments	-	-	-	25.7	-	-	25.7	-	25.7
Recognition/remeasurement of financial instruments	-	-	-	(1.4)	-	(1.5)	(2.9)	-	(2.9)
Acquisition of subsidiaries[1]	-	-	-	-	-	(2.7)	(2.7)	2.6	(0.1)
Balance at 30 June 2012	126.7	142.4	2.2	(4,336.1)	(173.1)	11,058.8	6,820.9	235.8	7,056.7
Ordinary shares issued	0.3	18.3	(0.4)	0.4	-	-	18.6	-	18.6
Share issue/cancellation costs	-	(0.2)	-	-	-	-	(0.2)	-	(0.2)
Share cancellations	(0.1)	-	-	0.1	-	(9.2)	(9.2)	-	(9.2)
Treasury share additions	-	-	-	-	(0.6)	-	(0.6)	-	(0.6)
Treasury share allocations	-	-	-	-	(0.1)	0.1	-	-	-
Treasury share cancellations	(0.6)	-	-	0.6	37.2	(37.2)	-	-	-
Exchange adjustments on foreign currency net investments	-	-	-	(134.6)	-	-	(134.6)	(4.8)	(139.4)
Net profit for the period	-	-	-	-	-	544.9	544.9	43.0	587.9
Dividends paid	-	-	-	-	-	(306.6)	(306.6)	(27.1)	(333.7)
Scrip dividend	0.2	15.4	-	-	-	(15.6)	-	-	-
Non-cash share-based incentive plans (including stock options)	-	-	-	-	-	49.3	49.3	-	49.3
Tax adjustment on share-based payments	-	-	-	-	-	9.4	9.4	-	9.4
Net movement in own shares held by ESOP Trusts	-	-	-	-	(29.9)	(28.6)	(58.5)	-	(58.5)
Actuarial loss on defined benefit pension plans	-	-	-	-	-	(83.9)	(83.9)	-	(83.9)
Deferred tax on defined benefit pension plans	-	-	-	-	-	7.3	7.3	-	7.3
Loss on revaluation of available for sale investments	-	-	-	(29.2)	-	-	(29.2)	-	(29.2)
Recognition/remeasurement of financial instruments	-	-	-	4.1	-	16.3	20.4	-	20.4
Share purchases – close period commitments	-	-	-	(18.3)	-	-	(18.3)	-	(18.3)
Acquisition of subsidiaries[1]	-	-	-	-	-	(18.7)	(18.7)	2.7	(16.0)
Balance at 31 December 2012	126.5	175.9	1.8	(4,513.0)	(166.5)	11,186.3	6,811.0	249.6	7,060.6

1 Acquisition of subsidiaries represents movements in retained earnings and non-controlling interests arising from increases in ownership of existing subsidiaries and recognition of non-controlling interests on new acquisitions.

Notes to the unaudited condensed consolidated interim financial statements

1.	Basis of accounting

The unaudited condensed consolidated interim financial statements are prepared under the historical cost convention, except for the revaluation of certain financial instruments as disclosed in our accounting policies.

2.	Accounting policies

The unaudited condensed consolidated interim financial statements comply with the recognition and measurement criteria of International Financial Reporting Standards (IFRS) as adopted by the European Union and issued by the International Accounting Standards Board (IASB), IAS 34 Interim Financial Reporting and with the accounting policies of the Group which were set out on pages 171 to 179 of the 2012 Annual Report and Accounts.

During the period the Group adopted IAS 19 (amended): Employee Benefits. As a result the interest cost on pension plan liabilities and expected return on plan assets reported in previous years have been replaced with a net interest amount. The Group has amended the presentation of prior year comparative amounts to reflect these requirements. There is no material impact of adopting IAS 19 (amended) on the profit for any of the periods presented. No other Standards that have been adopted during the period have had a significant impact on the financial statements of the Group except for additional disclosures. No other changes have been made to the Group’s accounting policies in the period ended 30 June 2013.

Statutory Information and Independent Review

The unaudited condensed consolidated interim financial statements for the six months to 30 June 2013 and 30 June 2012 do not constitute statutory accounts. On 2 January 2013, pursuant to a scheme of arrangement under Article 125 of the Companies (Jersey) Law 1991, a new parent company was introduced which is now called WPP plc. The previous parent company has been renamed and re-registered as WPP 2012 Limited. The financial information for the year ended 31 December 2012 does not constitute statutory accounts. The statutory accounts for the year ended 31 December 2012 have been delivered to the Jersey Registrar and received an unqualified auditors’ report. The interim financial statements are unaudited but have been reviewed by the auditors and their report is set out on page 42.

The announcement of the interim results was approved by the board of directors on 29 August 2013.

3.	Currency conversion

The reporting currency of the Group is pound sterling and the unaudited condensed consolidated interim financial statements have been prepared on this basis.

The 2013 unaudited condensed consolidated interim income statement is prepared using, among other currencies, average exchange rates of US$1.5441 to the pound (period ended 30 June 2012: US$1.5774; year ended 31 December 2012: US$1.5852) and €1.1753 to the pound (period ended 30 June 2012: €1.2156; year ended 31 December 2012: €1.2336). The unaudited condensed consolidated balance sheet as at 30 June 2013 has been prepared using the exchange rates on that day of US$1.5185 to the pound (30 June 2012: US$1.5682; 31 December 2012: US$1.6242) and €1.1675 to the pound (30 June 2012: €1.2396; 31 December 2012: €1.2307).

Notes to the unaudited condensed consolidated interim financial statements (continued)

3.	Currency conversion (continued)

The basis for calculating the constant currency percentage changes, shown on the face of the unaudited preliminary consolidated income statement, is described in the glossary attached to this appendix.

4.	Operating costs and share of results of associates

£ million	Six months ended 30 June 2013	Six months ended 30 June 2012	Year ended 31 December 2012
Staff costs	3,246.4	3,039.4	6,106.1
Establishment costs	368.6	342.7	690.6
Other operating costs	755.5	730.3	1,477.0
Total operating costs	4,370.5	4,112.4	8,273.7
Staff costs include:

£ million	Six months ended 30 June 2013	Six months ended 30 June 2012	Year ended 31 December 2012
Wages and salaries	2,239.7	2,124.5	4,289.7
Cash-based incentive plans	77.8	83.9	198.1
Share-based incentive plans	50.1	43.5	92.8
Social security costs	302.5	272.9	524.7
Pension costs	76.7	73.1	148.7
Severance	18.1	22.0	50.8
Other staff costs	481.5	419.5	801.3
	3,246.4	3,039.4	6,106.1
Staff cost to revenue ratio	60.9%	61.1%	58.9%
Other operating costs include:
£ million	Six months ended 30 June 2013	Six months ended 30 June 2012	Year ended 31 December 2012
Amortisation and impairment of acquired intangible assets	94.2	82.3	171.9
Goodwill impairment	-	-	32.0
(Gains)/losses on disposal of investments	(0.3)	3.3	(26.8)
Gains on re-measurement of equity interest on acquisition of controlling interest	-	(3.5)	(5.3)
Investment write-downs	-	4.6	19.6
Gain on sale of freehold property in New York	-	-	(71.4)
Cost of changes to corporate structure	-	-	4.1
Restructuring costs	-	-	93.4

Notes to the unaudited condensed consolidated interim financial statements (continued)

4.	Operating costs and share of results of associates (continued)

Share of results of associates include:

£ million	Six months ended 30 June 2013	Six months ended 30 June 2012	Year ended 31 December 2012
Share of profit before interest and taxation	44.1	42.8	105.1
Share of exceptional (losses)/gains	(1.7)	0.1	(3.0)
Share of interest and non-controlling interests	(2.2)	(0.9)	(1.6)
Share of taxation	(12.6)	(14.0)	(31.1)
	27.6	28.0	69.4

5. Finance income, finance costs and revaluation of financial instruments
Finance income includes:
£ million	Six months ended 30 June 2013	Six months ended 30 June 2012	Year ended 31 December 2012
Income from available for sale investments	-	0.1	1.2
Interest income	25.0	27.8	54.7
	25.0	27.9	55.9
Finance costs include:
£ million	Six months ended 30 June 2013	Six months ended 30 June 2012	Year Ended 31 December 2012
Net interest expense on pension plans[1]	5.4	5.3	11.3
Interest on other long-term employee benefits	0.8	0.9	1.7
Interest payable and similar charges	132.1	124.9	256.8
	138.3	131.1	269.8
Revaluation of financial instruments include:
£ million	Six months ended 30 June 2013	Six months ended 30 June 2012	Year ended 31 December 2012
Movements in fair value of treasury instruments	(0.8)	(11.4)	(14.8)
Revaluation of put options over non-controlling interests	(7.4)	(6.1)	(5.1)
Revaluation of payments due to vendors (earnout agreements)	7.2	(5.0)	15.2
	(1.0)	(22.5)	(4.7)

[1]	Comparative figures have been restated to reflect the requirements of IAS 19 (amended): Employee Benefits (as outlined in note 2).

Notes to the unaudited condensed consolidated interim financial statements (continued)

6.	Segmental analysis

Reported contributions by operating sector were as follows:

£ million	Six months ended 30 June 2013	Six months ended 30 June 2012	Year ended 31 December 2012
Revenue
Advertising and Media Investment Management	2,192.4	2,044.2	4,273.2
Data Investment Management[1]	1,238.3	1,191.3	2,460.2
Public Relations & Public Affairs	457.8	458.6	917.1
Branding & Identity, Healthcare and Specialist Communications	1,438.2	1,277.5	2,722.6
	5,326.7	4,971.6	10,373.1
Headline PBIT[2]
Advertising and Media Investment Management	315.1	283.3	754.5
Data Investment Management[1]	93.3	83.8	246.9
Public Relations & Public Affairs	59.4	62.0	136.4
Branding & Identity, Healthcare and Specialist Communications	169.2	140.9	393.2
	637.0	570.0	1,531.0
Headline PBIT margin
Advertising and Media Investment Management	14.4%	13.9%	17.7%
Data Investment Management[1]	7.5%	7.0%	10.0%
Public Relations & Public Affairs	13.0%	13.5%	14.9%
Branding & Identity, Healthcare and Specialist Communications	11.8%	11.0%	14.4%
	12.0%	11.5%	14.8%
Total assets
Advertising and Media Investment Management	12,381.4	11,619.6	12,013.9
Data Investment Management[1]	3,453.9	3,442.3	3,371.4
Public Relations & Public Affairs	1,855.4	1,822.3	1,724.2
Branding & Identity, Healthcare and Specialist Communications	6,051.7	5,313.8	5,607.4
Segment assets	23,742.4	22,198.0	22,716.9
Unallocated corporate assets[3]	1,645.4	1,517.5	2,160.7
	25,387.8	23,715.5	24,877.6

1 Data Investment Management was previously reported as Consumer Insight.

2 Headline PBIT is defined in note 19.

3 Unallocated corporate assets are corporate income tax recoverable, deferred tax assets and cash and short term deposits.

Notes to the unaudited condensed consolidated interim financial statements (continued)

6.	Segmental analysis (continued)

Reported contributions by geographical area were as follows:

£ million	Six months ended 30 June 2013	Six months ended 30 June 2012	Year ended 31 December 2012
Revenue
North America[2]	1,839.6	1,747.8	3,546.5
United Kingdom	668.7	591.4	1,275.2
Western Continental Europe	1,258.1	1,186.4	2,439.2
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	1,560.3	1,446.0	3,112.2
	5,326.7	4,971.6	10,373.1
Headline PBIT[1]
North America[2]	254.6	239.3	578.6
United Kingdom	85.0	72.7	173.3
Western Continental Europe	99.8	95.5	252.9
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	197.6	162.5	526.2
	637.0	570.0	1,531.0
Headline PBIT margin
North America[2]	13.8%	13.7%	16.3%
United Kingdom	12.7%	12.3%	13.6%
Western Continental Europe	7.9%	8.0%	10.4%
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	12.7%	11.2%	16.9%
	12.0%	11.5%	14.8%

1 Headline PBIT is defined in note 19.

2 North America includes the US with revenue of £1,716.3 million (period ended 30 June 2012: £1,631.3 million; year ended 31 December 2012: £3,309.4 million) and headline PBIT of £239.0 million (period ended 30 June 2012: £227.3 million; year ended 31 December 2012: £547.8 million).

Notes to the unaudited condensed consolidated interim financial statements (continued)

7.	Taxation

The headline tax rate was 21.8% (30 June 2012: 22.0%; 31 December 2012: 21.2%). The tax rate on reported PBT was 26.2% (30 June 2012: 14.2%; 31 December 2012: 18.1%).

The tax charge comprises:

£ million	Six months ended 30 June 2013	Six months ended 30 June 2012	Year ended 31 December 2012
Corporation tax
Current year	118.6	112.2	335.5
Prior years	(5.1)	(5.0)	(41.7)
Tax credit relating to restructuring costs	-	-	(15.7)
	113.5	107.2	278.1
Deferred tax
Current year	0.6	(4.3)	(14.4)
Net credit in relation to the amortisation of acquired intangible assets and other goodwill items	(2.4)	(52.0)	(86.0)
Deferred tax on gain on sale of freehold property in New York	-	-	20.0
	(1.8)	(56.3)	(80.4)
Prior years	-	-	(0.5)
	(1.8)	(56.3)	(80.9)
Tax charge	111.7	50.9	197.2

The calculation of the headline tax rate is as follows:

£ million	Six months ended 30 June 2013	Six months ended 30 June 2012	Year ended 31 December 2012
Headline PBT[1]	523.7	466.8	1,317.1
Tax charge	111.7	50.9	197.2
Deferred tax on gain on sale of freehold property in New York	-	-	(20.0)
Tax credit relating to restructuring costs	-	-	15.7
Net credit in relation to the amortisation of acquired intangible assets and other goodwill items	2.4	52.0	86.0
Headline tax charge	114.1	102.9	278.9
Headline tax rate	21.8%	22.0%	21.2%

8.	Ordinary dividends

The Board has recommended an interim dividend of 10.56p (2012: 8.80p) per ordinary share. This is expected to be paid on 11 November 2013 to share owners on the register at 11 October 2013.

The Board recommended a final dividend of 19.71p per ordinary share in respect of 2012. This was paid on 8 July 2013.

1 Headline PBT is defined in note 19.

Notes to the unaudited condensed consolidated interim financial statements (continued)

9.	Earnings per share

Basic EPS

The calculation of basic reported and headline EPS is as follows:

	Six months ended 30 June 2013	Six months ended 30 June 2012	+/(-)%	Constant Currency +/(-)%	Year ended 31 December 2012
Reported earnings[1] (£ million)	280.9	277.8			822.7
Headline earnings (£ million) (note 19)	375.1	334.9			966.2
Average shares used in basic EPS calculation (million)	1,260.5	1,243.4			1,243.4
Reported EPS	22.3p	22.3p	-	(4.8)	66.2p
Headline EPS	29.8p	26.9p	10.8	6.9	77.7p

Diluted EPS

The calculation of diluted reported and headline EPS is as follows:

	Six months ended 30 June 2013	Six months ended 30 June 2012	+/(-)%	Constant Currency +/(-)%	Year ended 31 December 2012
Diluted reported earnings (£ million)	291.5	290.7			848.8
Diluted headline earnings (£ million)	385.7	347.8			992.3
Shares used in diluted EPS calculation (million)	1,355.9	1,347.4			1,352.6
Diluted reported EPS	21.5p	21.6p	(0.5)	(4.7)	62.8p
Diluted headline EPS	28.4p	25.8p	10.1	6.7	73.4p

Diluted EPS has been calculated based on the reported and headline earnings amounts above. On 19 May 2009 the Group issued £450 million 5.75% convertible bonds due in 2014. During the six months ended 30 June 2013, £390 million of these bonds were converted into 66.3 million shares. For the six months ended 30 June 2013 these convertible bonds were dilutive and earnings were consequently increased by £10.6 million (period ended 30 June 2012: £12.9 million; year ended 31 December 2012: £26.1 million) for the purpose of the calculation of diluted earnings.

A reconciliation between the shares used in calculating basic and diluted EPS is as follows:

million	Six months ended 30 June 2013	Six months ended 30 June 2012	Year ended 31 December 2012
Average shares used in basic EPS calculation	1,260.5	1,243.4	1,243.4
Dilutive share options outstanding	6.2	5.1	4.9
Other potentially issuable shares	28.4	22.4	27.8
£450 million 5.75% convertible bonds	60.8	76.5	76.5
Shares used in diluted EPS calculation	1,355.9	1,347.4	1,352.6

At 30 June 2013 there were 1,334,313,304 ordinary shares in issue.

1 Reported earnings is equivalent to profit for the period attributable to equity holders of the parent.

Notes to the unaudited condensed consolidated interim financial statements (continued)

10.	Analysis of cash flows

The following tables analyse the items included within the main cash flow headings on page 17:

Net cash inflow/(outflow) from operating activities:

£ million	Six months ended 30 June 2013	Six months ended 30 June 2012	Year ended 31 December 2012
Profit for the period	315.4	306.8	894.7
Taxation	111.7	50.9	197.2
Revaluation of financial instruments	1.0	22.5	4.7
Finance costs	138.3	131.1	269.8
Finance income	(25.0)	(27.9)	(55.9)
Share of results of associates	(27.6)	(28.0)	(69.4)
Operating profit	513.8	455.4	1,241.1
Adjustments for:
Non-cash share-based incentive plans (including share options)	50.1	43.5	92.8
Depreciation of property, plant and equipment	100.5	93.1	191.0
Goodwill impairment	-	-	32.0
Amortisation and impairment of acquired intangible assets	94.2	82.3	171.9
Amortisation of other intangible assets	16.0	18.4	33.7
Investment write-downs	-	4.6	19.6
(Gains)/losses on disposal of investments	(0.3)	3.3	(26.8)
Gains on re-measurement of equity interest on acquisition of controlling interest	-	(3.5)	(5.3)
Gain on sale of freehold property in New York	-	-	(71.4)
Losses on sale of property, plant and equipment	0.4	0.3	0.7
Operating cash flow before movements in working capital and provisions	774.7	697.4	1,679.3
Movements in working capital and provisions[1]	(371.8)	(609.7)	(388.2)
Cash generated by operations	402.9	87.7	1,291.1
Corporation and overseas tax paid	(129.8)	(143.0)	(257.0)
Interest and similar charges paid	(145.4)	(137.1)	(228.3)
Interest received	24.5	30.5	56.6
Investment income	-	0.1	1.2
Dividends received from associates	23.0	25.3	44.7
	175.2	(136.5)	908.3

Acquisitions and disposals:

£ million	Six months ended 30 June 2013	Six months ended 30 June 2012	Year ended 31 December 2012
Initial cash consideration	(69.1)	(65.2)	(462.0)
Cash and cash equivalents acquired (net)	5.3	1.9	46.6
Earnout payments	(7.1)	(48.8)	(85.7)
Loan note redemptions	-	(1.0)	(1.0)
Purchase of other investments (including associates)	(22.9)	(35.9)	(111.4)
Proceeds on disposal of investments	-	12.1	47.0
Acquisitions and disposals	(93.8)	(136.9)	(566.5)
Cash consideration for non-controlling interests	(4.7)	(3.3)	(20.1)
Net acquisition payments and investments	(98.5)	(140.2)	(586.6)

1 The Group typically experiences an outflow of working capital in the first half of the financial year and an inflow in the second half. This is primarily due to the seasonal nature of working capital flows associated with its media buying activities on behalf of clients.

Notes to the unaudited condensed consolidated interim financial statements (continued)

10.	Analysis of cash flows (continued)

Share repurchases and buybacks:

£ million	Six months ended 30 June 2013	Six months ended 30 June 2012	Year ended 31 December 2012
Purchase of own shares by ESOP Trusts	(115.5)	(20.3)	(78.8)
Share cancellations	-	(45.9)	(55.1)
Shares purchased into treasury	(17.6)	-	(0.6)
	(133.1)	(66.2)	(134.5)
Net increase in borrowings:
£ million	Six months ended 30 June 2013	Six months ended 30 June 2012	Year ended 31 December 2012
Increase/(decrease) in drawings on bank loans	-	7.6	(79.7)
Repayment of debt acquired	-	-	(20.0)
Repayment of $30 million TNS private placements	-	-	(19.2)
Proceeds from issue of $300 million bonds	-	-	187.3
Proceeds from issue of $500 million bonds	-	-	312.1
	-	7.6	380.5
Cash and cash equivalents:
£ million	Six months ended 30 June 2013	Six months ended 30 June 2012	Year ended 31 December 2012
Cash at bank and in hand	1,327.7	1,248.8	1,721.4
Short-term bank deposits	97.6	101.8	223.9
Overdrafts[1]	(166.7)	(378.9)	(586.0)
	1,258.6	971.7	1,359.3

11. Net debt
£ million	30 June 2013	30 June 2012	31 December 2012
Cash and short-term deposits	1,425.3	1,350.6	1,945.3
Bank overdrafts and loans due within one year	(994.2)	(397.8)	(1,085.9)
Bonds and bank loans due after one year	(3,148.2)	(3,814.1)	(3,680.6)
	(2,717.1)	(2,861.3)	(2,821.2)

1 Bank overdrafts are included in cash and cash equivalents because they form an integral part of the Group’s cash management.

Notes to the unaudited condensed consolidated interim financial statements (continued)

11.	Net debt (continued)

The Group estimates that the fair value of convertible and corporate bonds is £4,260.6 million at 30 June 2013 (30 June 2012: £4,243.3 million; 31 December 2012: £4,759.7 million). The Group considers that the carrying amount of bank loans approximates their fair value.

The following table is an analysis of future anticipated cash flows in relation to the Group’s debt, on an undiscounted basis which, therefore, differs from the carrying value:

£ million	30 June 2013	30 June 2012	31 December 2012
Within one year	(1,027.3)	(236.3)	(721.4)
Between one and two years	(987.7)	(1,373.3)	(1,244.8)
Between two and three years	(765.6)	(925.3)	(529.6)
Between three and four years	(480.2)	(705.0)	(707.4)
Between four and five years	(60.2)	(536.8)	(465.1)
Over five years	(1,675.8)	(870.3)	(1,610.3)
Debt financing (including interest) under the Revolving Credit Facility and in relation to unsecured loan notes	(4,996.8)	(4,647.0)	(5,278.6)
Short-term overdrafts – within one year	(166.7)	(378.9)	(586.0)
Future anticipated cash flows	(5,163.5)	(5,025.9)	(5,864.6)
Effect of discounting/financing rates	1,021.1	814.0	1,098.1
Debt financing	(4,142.4)	(4,211.9)	(4,766.5)
Cash and short-term deposits	1,425.3	1,350.6	1,945.3
Net debt	(2,717.1)	(2,861.3)	(2,821.2)

12.	Goodwill and acquisitions

Goodwill in relation to subsidiary undertakings increased by £481.0 million (30 June 2012: decreased by £45.0 million) in the period. This movement includes both goodwill arising on acquisitions completed in the period and adjustments to goodwill relating to acquisitions completed in prior years, net of the effect of currency translation. Goodwill in relation to associate undertakings decreased by £3.6 million (30 June 2012: £1.1 million) in the period.

The contribution to revenue and operating profit of acquisitions completed in the period was not material. There were no material acquisitions completed during the period. There were no other material acquisitions completed between 30 June 2013 and the date the interim financial statements were approved.

Notes to the unaudited condensed consolidated interim financial statements (continued)

13.	Other intangible assets

The following are included in other intangibles:

£ million	30 June 2013	30 June 2012	31 December 2012
Brands with an indefinite useful life	1,035.3	1,017.0	993.1
Acquired intangibles	711.3	668.1	746.0
Other (including capitalised computer software)	97.3	82.4	88.3
	1,843.9	1,767.5	1,827.4
14. Trade and other receivables Amounts falling due within one year:
£ million	30 June 2013	30 June 2012	31 December 2012
Trade receivables	6,115.4	5,586.0	6,204.2
VAT and sales taxes recoverable	91.1	63.6	75.6
Prepayments and accrued income	2,738.2	2,363.8	2,232.2
Fair value of derivatives	58.9	2.5	28.5
Other debtors	491.5	517.8	466.5
	9,495.1	8,533.7	9,007.0
Amounts falling due after more than one year:
£ million	30 June 2013	30 June 2012	31 December 2012
Prepayments and accrued income[1]	38.7	69.9	29.5
Other debtors[1]	88.1	86.6	73.9
Fair value of derivatives	84.1	175.4	141.7
	210.9	331.9	245.1

The Group considers that the carrying amount of trade and other receivables approximates their fair value.

1 Comparative figures for 30 June 2012 have been restated to be consistent with current year presentation.

Notes to the unaudited condensed consolidated interim financial statements (continued)

15.	Trade and other payables: amounts falling due within one year

£ million	30 June 2013	30 June 2012	31 December 2012
Trade payables	7,306.1	6,777.7	7,227.5
Deferred income	1,027.3	968.1	880.2
Payments due to vendors (earnout agreements)	48.2	56.4	33.4
Liabilities in respect of put option agreements with vendors	62.3	78.4	64.3
Fair value of derivatives	31.9	-	31.6
Share purchases - close period commitments	-	-	18.2
Other creditors and accruals	2,525.2	2,385.0	2,652.6
	11,001.0	10,265.6	10,907.8
The Group considers that the carrying amount of trade and other payables approximates their fair value. 16. Trade and other payables: amounts falling due after more than one year
£ million	30 June 2013	30 June 2012	31 December 2012
Payments due to vendors (earnout agreements)	157.4	220.4	160.6
Liabilities in respect of put option agreements with vendors	94.5	90.6	80.0
Fair value of derivatives	103.6	150.0	79.7
Other creditors and accruals	198.0	177.4	191.7
	553.5	638.4	512.0

The Group considers that the carrying amount of trade and other payables approximates their fair value.

The following table sets out payments due to vendors, comprising deferred consideration and the directors’ best estimates of future earnout-related obligations:

£ million	30 June 2013	30 June 2012	31 December 2012
Within one year	48.2	56.4	33.4
Between 1 and 2 years	34.8	37.9	35.7
Between 2 and 3 years	34.2	39.8	28.7
Between 3 and 4 years	48.8	35.2	30.4
Between 4 and 5 years	32.5	61.3	63.8
Over 5 years	7.1	46.2	2.0
	205.6	276.8	194.0

The Group’s approach to payments due to vendors is outlined in note 21.

Notes to the unaudited condensed consolidated interim financial statements (continued)

16.	Trade and other payables: amounts falling due after more than one year (continued)

The following table sets out the movements of deferred and earnout related obligations during the period:

£ million	Six months ended 30 June 2013	Six months ended 30 June 2012	Year ended 31 December 2012
At the beginning of the period	194.0	234.1	234.1
Earnouts paid	(7.1)	(48.8)	(85.7)
New acquisitions	22.9	75.5	61.5
Revision of estimates taken to goodwill	(7.5)	15.5	8.6
Revaluation of payments due to vendors (note 5)	(7.2)	5.0	(15.2)
Exchange adjustments	10.5	(4.5)	(9.3)
At the end of the period	205.6	276.8	194.0
The Group does not consider there to be any material contingent liabilities as at 30 June 2013. 17. Issued share capital – movement in the period
Number of equity ordinary shares (million)	Six months ended 30 June 2013	Six months ended 30 June 2012	Year ended 31 December 2012
At the beginning of the period	1,265.4	1,266.4	1,266.4
Conversion of bond to equity	66.3	-	-
Exercise of share options	2.6	6.5	10.0
Share cancellations	-	(5.6)	(6.7)
Scrip dividend	-	-	2.0
Treasury share cancellations	-	-	(6.3)
At the end of the period	1,334.3	1,267.3	1,265.4

18.	Related party transactions

From time to time the Group enters into transactions with its associate undertakings. These transactions were not material for any of the periods presented.

Notes to the unaudited condensed consolidated interim financial statements (continued)

19.	Non-GAAP measures of performance

Reconciliation of profit before interest and taxation to headline PBIT for the six months ended 30 June 2013:

£ million	Six months ended 30 June 2013	Six months ended 30 June 2012	Year ended 31 December 2012
Profit before interest and taxation	541.4	483.4	1,310.5
Amortisation and impairment of acquired intangible assets	94.2	82.3	171.9
Goodwill impairment	-	-	32.0
(Gains)/losses on disposal of investments	(0.3)	3.3	(26.8)
Gains on re-measurement of equity interest on acquisition of controlling interest	-	(3.5)	(5.3)
Investment write-downs	-	4.6	19.6
Cost of changes to corporate structure	-	-	4.1
Gain on sale of freehold property in New York	-	-	(71.4)
Restructuring costs	-	-	93.4
Share of exceptional losses/(gains) of associates	1.7	(0.1)	3.0
Headline PBIT	637.0	570.0	1,531.0

Finance income	25.0	27.9	55.9
Finance costs	(138.3)	(131.1)	(269.8)
	(113.3)	(103.2)	(213.9)

Interest cover on headline PBIT	5.6 times	5.5 times	7.2 times

Calculation of headline EBITDA:

£ million	Six months ended 30 June 2013	Six months ended 30 June 2012	Year ended 31 December 2012
Headline PBIT (as above)	637.0	570.0	1,531.0
Depreciation of property, plant and equipment	100.5	93.1	191.0
Amortisation of other intangible assets	16.0	18.4	33.7
Headline EBITDA	753.5	681.5	1,755.7

Headline PBIT margins before and after share of results of associates:

£ million	Margin	Six months ended 30 June 2013	Margin	Six months ended 30 June 2012
Revenue		5,326.7		4,971.6
Headline PBIT	12.0%	637.0	11.5%	570.0
Share of results of associates (excluding exceptional gains/losses)		29.3		27.9
Headline PBIT excluding share of results of associates	11.4%	607.7	10.9%	542.1

Notes to the unaudited condensed consolidated interim financial statements (continued)

19.	Non-GAAP measures of performance (continued)

Reconciliation of profit before taxation to headline PBT and headline earnings for the six months ended 30 June 2013:

£ million	Six months ended 30 June 2013	Six months ended 30 June 2012	Year ended 31 December 2012
Profit before taxation	427.1	357.7	1,091.9
Amortisation and impairment of acquired intangible assets	94.2	82.3	171.9
Goodwill impairment	-	-	32.0
(Gains)/losses on disposal of investments	(0.3)	3.3	(26.8)
Gains on re-measurement of equity interest on acquisition of controlling interest	-	(3.5)	(5.3)
Investment write-downs	-	4.6	19.6
Cost of changes to corporate structure	-	-	4.1
Gain on sale of freehold property in New York	-	-	(71.4)
Restructuring costs	-	-	93.4
Share of exceptional losses/(gains) of associates	1.7	(0.1)	3.0
Revaluation of financial instruments	1.0	22.5	4.7
Headline PBT	523.7	466.8	1,317.1
Headline tax charge (note 7)	(114.1)	(102.9)	(278.9)
Non-controlling interests	(34.5)	(29.0)	(72.0)
Headline earnings	375.1	334.9	966.2
Ordinary dividends[1]	140.9	109.4	322.2
Dividend cover on headline earnings	2.7 times	3.1 times	3.0 times

Profits attributable to share owners before and after net deferred tax credit:

£ million	Six months ended 30 June 2013	Six months ended 30 June 2012	Year ended 31 December 2012
Profits attributable to share owners	280.9	277.8	822.7
Net deferred tax credit in relation to the amortisation of acquired intangible assets and other goodwill items	(2.4)	(52.0)	(86.0)
Profits attributable to share owners excluding net deferred tax credit	278.5	225.8	736.7

1 For the six months ended 30 June 2013, ordinary dividends represent an estimate of the 2013 interim dividend expected to be paid to share owners in November 2013, based on the number of shares in issue at 30 June 2013. The corresponding figure for the six months ended 30 June 2012 represents the 2012 interim dividend paid in November 2012.

Notes to the unaudited condensed consolidated interim financial statements (continued)

19.	Non-GAAP measures of performance (continued)

Reconciliation of free cash flow for the six months ended 30 June 2013:

£ million	Six months ended 30 June 2013	Six months ended 30 June 2012	Year ended 31 December 2012
Cash generated by operations	402.9	87.7	1,291.1
Plus:
Interest received	24.5	30.5	56.6
Investment income	-	0.1	1.2
Dividends received from associates	23.0	25.3	44.7
Share option proceeds	16.7	37.4	56.0
Proceeds on disposal of property, plant and equipment	3.5	5.3	123.5
Movements in working capital and provisions	371.8	609.7	388.2
Less:
Interest and similar charges paid	(145.4)	(137.1)	(228.3)
Purchase of property, plant and equipment	(128.4)	(97.2)	(290.3)
Purchase of other intangible assets (including capitalised computer software)	(22.2)	(19.0)	(39.8)
Corporation and overseas tax paid	(129.8)	(143.0)	(257.0)
Dividends paid to non-controlling interests in subsidiary undertakings	(24.4)	(24.8)	(51.9)
Free cash flow	392.2	374.9	1,094.0

Notes to the unaudited condensed consolidated interim financial statements (continued)

20.	Going concern and risk management policies

In considering going concern and liquidity risk, the directors have reviewed the Group’s future cash requirements and earnings projections. The directors believe these forecasts have been prepared on a prudent basis and have also considered the impact of a range of potential changes to trading performance. The directors have concluded that the Group should be able to operate within its current facilities and comply with its banking covenants for the foreseeable future and therefore believe it is appropriate to prepare the financial statements of the Group on a going concern basis.

At 30 June 2013, the Group has access to £5.2 billion of committed bank facilities with maturity dates spread over the years 2013 to 2042 as illustrated below:

£ million	Maturity by year
		2013	2014	2015	2016	2017	2018+
US bond $300m (5.125% ‘42)	197.6						197.6
US bond $500m (3.625% ‘22)	329.3						329.3
US bond $812m (4.75% ‘21)	535.0						535.0
£ bonds £200m (6.375% ‘20)	200.0						200.0
£ bonds £400m (6.0% ‘17)	400.0					400.0
Bank revolver ($1,200m and £475m)	1,265.3				1,265.3
Eurobonds €750m (6.625% ‘16)	642.4				642.4
Eurobonds €500m (5.25% ‘15)	428.3			428.3
£450m convertible bonds (5.75% ‘14)	60.0		60.0
US bond $600m (8.0% ‘14)	395.1		395.1
US bond $369m (5.875% ‘14)	242.8		242.8
TNS private placements $25m	16.5		16.5
Eurobonds €600m (4.375% ‘13)	513.9	513.9
Total committed facilities available	5,226.2	513.9	714.4	428.3	1,907.7	400.0	1,261.9
Drawn down facilities at 30 June 2013	3,960.9	513.9	714.4	428.3	642.4	400.0	1,261.9
Undrawn committed credit facilities	1,265.3
Drawn down facilities at 30 June 2013	3,960.9
Net cash at 30 June 2013	(1,258.6)
Other adjustments	14.8
Net debt at 30 June 2013	2,717.1

The Group’s borrowings are evenly distributed between fixed and floating rate debt. Given the strong cash generation of the business, its debt maturity profile and available facilities, the directors believe the Group has sufficient liquidity to match its requirements for the foreseeable future.

Treasury management

The Group’s treasury activities are principally concerned with monitoring of working capital, managing external and internal funding requirements and monitoring and managing financial market risks, in particular risks from movements in interest and foreign exchange rates.

The Group’s risk management policies relating to foreign currency risk, interest rate risk, liquidity risk, capital risk and credit risk are presented in the notes to the consolidated financial statements of the 2012 Annual Report and Accounts and in the opinion of the Board remain relevant for the remaining six months of the year.

Notes to the unaudited condensed consolidated interim financial statements (continued)

21.	Financial instruments

The fair values of financial assets and liabilities are based on quoted market prices where available. Where the market value is not available, the Group has estimated relevant fair values on the basis of publicly available information from outside sources or on the basis of discounted cash flow models where appropriate.

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into levels 1 to 3 based on the degree to which the fair value is observable:

Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

£ million	Level 1	Level 2	Level 3	Carrying value
Derivatives in designated hedge relationships
Derivative assets	-	141.7	-	141.7
Derivative liabilities	-	(134.6)	-	(134.6)
Held for trading
Derivative assets	-	1.3	-	1.3
Derivative liabilities	-	(0.9)	-	(0.9)
Payments due to vendors (earnout agreements) (note 16)	-	-	(205.6)	(205.6)
Liabilities in respect of put options	-	-	(156.8)	(156.8)
Available for sale
Other investments	-	-	209.8	209.8
30 June 2013	-	7.5	(152.6)	(145.1)

Reconciliation of level 3 fair value measurements1:

£ million	Liabilities in respect of put options	Other investments	Carrying value
1 January 2013	(144.3)	176.5	32.2
Losses recognised in the income statement	(7.4)	-	(7.4)
Gains recognised in other comprehensive income	-	5.5	5.5
Exchange adjustments	(2.8)	11.2	8.4
Additions	(4.9)	16.6	11.7
Settlements	2.6	-	2.6
30 June 2013	(156.8)	209.8	53.0

1 Payments due to vendors (earnout agreements) are reconciled in note 16.

Notes to the unaudited condensed consolidated interim financial statements (continued)

21.	Financial instruments (continued)

Payments due to vendors and liabilities in respect of put options

Future anticipated payments due to vendors in respect of contingent consideration (earnout agreements) and liabilities in respect of put option agreements are recorded at fair value, which is the present value of the expected cash outflows of the obligations. These obligations are dependent on the future financial performance of the entity and it is assumed that future profits are in line with directors’ estimates. The directors derive their estimates from internal business plans together with financial due diligence performed in connection with the acquisition. At 30 June 2013, the weighted average growth rate in estimating future financial performance was 17.6%, which reflects the prevalence of recent acquisitions in the faster growing markets and new media sectors.

A one percentage point increase or decrease in the growth rate in estimated future financial performance would increase or decrease the combined liabilities due to earnout agreements and put options by approximately £7.1 million and £6.8 million, respectively. An increase in the liability would result in a further loss in the revaluation of financial instruments (note 5), while a decrease would result in a further gain.

Other investments

Other investments included in level 3 are unlisted securities, where market value is not readily available. The Group has estimated relevant fair values on the basis of publicly available information from outside sources or on the basis of discounted cash flow models where appropriate. The sensitivity to changes in unobservable inputs is specific to each individual investment.

22.	Principal risks and uncertainties

The directors have considered the principal risks and uncertainties affecting the Group for the second half of 2013 and determined that these are unchanged from those presented in the Group’s published Annual Report and Accounts and Form 20-F for the year ended 31 December 2012. The Annual Report and Accounts and Form 20-F are published in the Investor Relations section of the Group website (www.wpp.com) and are available from the Group on request.

WPP plc has specific policies in place to ensure that risks are properly evaluated and managed at the appropriate level within the business. These are presented on pages 162 to 165 of the published 2012 Annual Report and Accounts. Pages 5 and 6 of the Group’s Form 20-F for the year ended 31 December 2012 contain a detailed explanation of the risk factors identified by the Group and these are summarised below:

Clients

■

The Group competes for clients in a highly competitive industry and client loss may have a material adverse effect on the Group’s market share and its business, revenues, results of operations, financial condition or prospects.

■

The Group receives a significant portion of its revenues from a limited number of large clients and the loss of these clients could have a material adverse effect on the Group’s prospects, business, financial condition and results of operations.

Notes to the unaudited condensed consolidated interim financial statements (continued)

22.	Principal risks and uncertainties (continued)

Economic

■	The Group’s businesses are subject to recessionary economic cycles. Many of the economies in which the Group operates (including the Eurozone) currently have significant economic challenges.

Financial

■	Currency exchange rate fluctuations could adversely impact the Group’s consolidated results.
■	The interest rates and fees payable by the Group in respect of certain of its borrowings are, in part, influenced by the credit ratings issued by the international debt rating agencies.
■	The Group is subject to credit risk through the default of a client or other counterparty.

Mergers & Acquisitions

■	The Group may be unsuccessful in evaluating material risks involved in completed and future acquisitions and may be unsuccessful in integrating any acquired operations with its existing businesses.
■	Goodwill and other intangible assets recorded on the Group’s balance sheet with respect to acquired companies may become impaired.

Operational

■	The Group operates in 110 countries and is exposed to the risks of doing business internationally.

People

■	The Group’s performance could be adversely affected if it were unable to attract and retain key talent or had inadequate talent management and succession planning for key management roles.

Regulatory/Legal

■	The Group may be subject to regulations restricting its activities or effecting changes in taxation.
■	The Group may be exposed to liabilities from allegations that certain of its clients’ advertising claims may be false or misleading or that its clients’ products may be defective or harmful.
■	The Group is subject to anti-corruption and anti-bribery legislation and enforcement in the countries in which it operates.
■

The Group is subject to strict data protection and privacy legislation in the jurisdictions in which it operates and relies extensively on information technology systems. The Group operates on a largely decentralised basis with a large number of different agencies and operating entities and the resulting size and diversity of the operational systems increases the vulnerability of such systems to breakdown or malicious intrusion.

■

Civil liabilities or judgements against the Company or its directors or officers based on United States federal or state securities laws may not be enforceable in the United States or in England and Wales or in Jersey.

Responsibility statement

We confirm that to the best of our knowledge:

a)	the condensed set of financial statements has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’;
b)

the interim management report and note 22 includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the year); and

c)	the interim management report and note 18 includes a fair review of the information required by DTR 4.2.8R (disclosure of related party transactions and changes therein).

Signed on behalf of the Board on 29 August 2013.

P W G Richardson

Group finance director

Independent review report to WPP plc

Introduction

We have been engaged by the Company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2013 which comprises the condensed consolidated interim income statement, statement of comprehensive income, cash flow statement, balance sheet, statement of changes in equity and related notes 1 to 21. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the Company in accordance with International Standard on Review Engagements (UK and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors’ responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

As disclosed in note 2, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting,” as adopted by the European Union.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2013 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

Deloitte LLP

Chartered Accountants and Statutory Auditor

London, UK

29 August 2013

Appendix 2: Interim results for the six months ended 30 June 2013 in reportable US Dollars[1]	43

Unaudited illustrative condensed consolidated interim income statement for the six months ended 30 June 2013

$ million	Six months ended 30 June 2013	Six months ended 30 June 2012	+/(-)%	Year ended 31 December 2012
Billings	35,037.4	34,166.1	2.6	70,459.1

Revenue	8,210.8	7,843.6	4.7	16,459.3
Direct costs	(681.7)	(637.1)	(7.0)	(1,361.9)
Gross profit	7,529.1	7,206.5	4.5	15,097.4
Operating costs	(6,742.4)	(6,486.8)	(3.9)	(13,120.8)
Operating profit	786.7	719.7	9.3	1,976.6
Share of results of associates	42.6	44.2	(3.6)	110.3
Profit before interest and taxation	829.3	763.9	8.6	2,086.9
Finance income	38.6	43.9	(12.1)	88.7
Finance costs	(213.3)	(206.6)	(3.2)	(427.7)
Revaluation of financial instruments	(1.6)	(35.2)	-	(6.5)
Profit before taxation	653.0	566.0	15.4	1,741.4
Taxation	(172.3)	(81.3)	(111.9)	(315.4)
Profit for the period	480.7	484.7	(0.8)	1,426.0

Attributable to:
Equity holders of the parent	427.6	438.8	(2.6)	1,311.5
Non-controlling interests	53.1	45.9	(15.7)	114.5
	480.7	484.7	(0.8)	1,426.0

Headline PBIT	976.8	900.4	8.5	2,439.3
Headline PBIT margin	11.9%	11.5%		14.8%
Headline PBT	802.1	737.7	8.7	2,100.3

Reported earnings per share[2]
Basic earnings per ordinary share	33.9 ¢	35.3 ¢	(4.0)	105.5 ¢
Diluted earnings per ordinary share	32.7 ¢	34.1 ¢	(4.1)	100.0 ¢

Headline earnings per share[2]
Basic earnings per ordinary share	45.5 ¢	42.5 ¢	7.1	123.9 ¢
Diluted earnings per ordinary share	43.5 ¢	40.7 ¢	6.9	117.0 ¢

1 The unaudited consolidated income statement above is presented in reportable US Dollars for information purposes only and has been prepared assuming the US Dollar is the reporting currency of the Group, whereby local currency results are translated into US Dollars at actual monthly average exchange rates in the periods presented. Among other currencies, this includes an average exchange rate of US$1.5441 to the pound for the period ended 30 June 2013 (period ended 30 June 2012: US$1.5774; year ended 31 December 2012: US$1.5852).

2 The basis of the calculations of the Group’s earnings per share and headline earnings per share are set out in note 9 of Appendix 1.

Appendix 3: Interim results for the six months ended 30 June 2013 in reportable Euros[1]	44

Unaudited illustrative condensed consolidated interim income statement for the six months ended 30 June 2013

€ million	Six months ended 30 June 2013	Six months ended 30 June 2012	+/(-)%	Year ended 31 December 2012
Billings	26,699.8	26,340.7	1.4	54,765.7

Revenue	6,254.9	6,049.1	3.4	12,796.3
Direct costs	(519.5)	(491.8)	(5.6)	(1,059.5)
Gross profit	5,735.4	5,557.3	3.2	11,736.8
Operating costs	(5,133.7)	(5,000.1)	(2.7)	(10,200.9)
Operating profit	601.7	557.2	8.0	1,535.9
Share of results of associates	32.4	34.2	(5.3)	85.7
Profit before interest and taxation	634.1	591.4	7.2	1,621.6
Finance income	29.2	34.2	(14.6)	69.0
Finance costs	(162.3)	(159.6)	(1.7)	(332.6)
Revaluation of financial instruments	(1.1)	(28.0)	-	(6.1)
Profit before taxation	499.9	438.0	14.1	1,351.9
Taxation	(131.2)	(61.8)	(112.3)	(243.9)
Profit for the period	368.7	376.2	(2.0)	1,108.0

Attributable to:
Equity holders of the parent	328.2	340.8	(3.7)	1,018.8
Non-controlling interests	40.5	35.4	(14.4)	89.2
	368.7	376.2	(2.0)	1,108.0

Headline PBIT	746.5	696.8	7.1	1,892.4
Headline PBIT margin	11.9%	11.5%		14.8%
Headline PBT	613.4	571.4	7.4	1,628.7

Reported earnings per share[2]
Basic earnings per ordinary share	26.0 ¢	27.4 ¢	(5.1)	81.9 ¢
Diluted earnings per ordinary share	25.1 ¢	26.5 ¢	(5.3)	77.7 ¢

Headline earnings per share[2]
Basic earnings per ordinary share	34.8 ¢	33.1 ¢	5.1	96.1 ¢
Diluted earnings per ordinary share	33.3 ¢	31.7 ¢	5.0	90.7 ¢

1 The unaudited consolidated income statement above is presented in reportable Euros for information purposes only and has been prepared assuming the Euro is the reporting currency of the Group, whereby local currency results are translated into Euros at actual monthly average exchange rates in the periods presented. Among other currencies, this includes an average exchange rate of €1.1753 to the pound for the period ended 30 June 2013 (period ended 30 June 2012: €1.2156; year ended 31 December 2012: €1.2336).

2 The basis of the calculations of the Group’s earnings per share and headline earnings per share are set out in note 9 of Appendix 1.

Glossary and basis of preparation	45

Average net debt

Average net debt is calculated as the average daily net borrowings of the Group. Net debt at a period end is calculated as the sum of the net borrowings of the Group, derived from the cash ledgers and accounts in the balance sheet.

Billings and estimated net new billings

Billings comprise the gross amounts billed to clients in respect of commission-based/fee-based income together with the total of other fees earned. Net new billings represent the estimated annualised impact on billings of new business gained from both existing and new clients, net of existing client business lost. The estimated impact is based upon initial assessments of the clients’ marketing budgets, which may not necessarily result in actual billings of the same amount.

Constant currency

The Group uses US dollar-based, constant currency models to measure performance. These are calculated by applying budgeted 2013 exchange rates to local currency reported results for the current and prior year. This gives a US dollar – denominated income statement which excludes any variances attributable to foreign exchange rate movements.

Free cash flow

Free cash flow is calculated as headline operating profit before non cash charges for share-based incentive plans, depreciation of property, plant and equipment and amortisation of other intangible assets, including dividends received from associates, interest received, investment income received, proceeds from the issue of shares, and proceeds from the disposal of property, plant and equipment, less corporation and overseas tax paid, interest and similar charges paid, dividends paid to non-controlling interests in subsidiary undertakings, purchases of property, plant and equipment and purchases of other intangible assets.

Gross margin/gross profit

The Group uses the terms gross margin and gross profit interchangeably. Headline gross margin margin is calculated as headline PBIT (defined below) as a percentage of gross profit.

Headline earnings

Headline PBT less taxation (excluding net deferred tax credit in relation to the amortisation of acquired intangible assets and other goodwill items, deferred tax on gain on sale of freehold property in New York and tax credit relating to restructuring costs) and non-controlling interests.

Headline operating profit/Headline PBIT

Profit before finance income/costs and revaluation of financial instruments, taxation, investment gains/losses and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, share of exceptional gains/losses of associates and gains/losses on remeasurement of equity interest on acquisition of controlling interest; and, in 2012, the gain on sale of freehold property in New York, Group restructuring costs and costs incurred in changing the corporate structure of the Group.

Headline PBT

Profit before taxation, investment gains/losses and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, share of exceptional gains/losses of associates, gains/losses arising from the revaluation of financial instruments, and gains/losses on remeasurement of equity interest on acquisition of controlling interest; and, in 2012, the gain on sale of freehold property in New York, Group restructuring costs and costs incurred in changing the corporate structure of the Group.

Operating margin

Headline operating profit as a percentage of revenue.

Pro forma (‘like-for-like’)

Pro forma comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions for the commensurate period in the prior year. The Group uses the terms ‘pro forma’ and ‘like-for-like’ interchangeably.